Exhibit 99.1

Baozun Announces First Quarter 2025 Unaudited Financial Results

SHANGHAI, China, May 21, 2025 - Baozun Inc. (Nasdaq: BZUN and HKEX: 9991) (“Baozun”, the “Company” or the “Group”), a leading brand e-commerce solution provider and digital commerce enabler in China, today announced its unaudited financial results for the first quarter of 2025.

Mr. Vincent Qiu, Chairman and Chief Executive Officer of Baozun, commented, “Baozun continues to execute our strategic transformation with consistent quarterly progress. Our revenue streams have become more diversified, and our operational excellence continues to strengthen across the businesses. I am encouraged by the strides Baozun e-Commerce (BEC) has made in quality development and value generation for our brand partners. Within Baozun Brand Management (BBM), both Gap and Hunter are performing ahead of expectations, boosting our confidence in our strategic direction and future growth.”

“Overall, we closed the first quarter well with a consistent positioning to accelerate our transformation through 2025. Notably, 2025 marks Baozun’s 18th anniversary—a symbolic and strategic milestone. In Chinese tradition, eighteen signifies the time of renewed vigor, maturity and ambition. We view this milestone as a reflection of our transformation into an innovation-led platform focused on long-term value creation.” Mr. Qiu concluded.

Ms. Catherine Zhu, Chief Financial Officer of Baozun Inc., commented, “Baozun delivered a 4% topline growth in the first quarter of 2025, with E-Commerce revenue stabilizing and Brand Management revenue accelerating by 23% year-over-year. Notably, BBM’s operating loss narrowed by 28% year-over-year, and the business remains on track to deliver ongoing profitability improvement throughout the year. With disciplined management, and continued investment in technology and AI-powered commerce, we are well-positioned to sustain long-term profitability and growth.”

First Quarter 2025 Financial Highlights

●	Total net revenues were RMB2,064.4 million (US$[1]284.5 million), representing an increase of 4.3% compared with RMB1,979.8 million in the same quarter of last year.

●	Loss from operations was RMB84.0 million (US$11.6 million), compared with RMB54.8 million in the same quarter of last year. Operating margin was negative 4.1%, compared with negative 2.8% for the same period of 2024.

●	Non-GAAP loss from operations[2] was RMB66.9 million (US$9.2 million), compared with RMB17.5 million in the same quarter of last year. Non-GAAP operating margin was negative 3.2%, compared with negative 0.9% for the same period of 2024.

●	Adjusted operating loss of E-commerce was RMB45.8 million (US$6.3 million), compared with adjusted operating income RMB11.8 million for the same period of 2024.

●	Adjusted operating loss of Brand Management narrowed to RMB21.1 million (US$2.9 million), an improvement of 28.1% from RMB29.3million for the same period of 2024.

1 This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB7.2567 to US$1.00, the noon buying rate in effect on March 31, 2025 as set forth in the H.10 Statistical Release of the Federal Reserve Board.

2 Non-GAAP income (loss) from operations is a non-GAAP financial measure, which is defined as income (loss) from operations excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill and cancellation fees of repurchased ADSs.

●	Net loss attributable to ordinary shareholders of Baozun was RMB63.1 million (US$8.7 million), compared with RMB66.6 million for the same period of 2024.

●	Non-GAAP net loss attributable to ordinary shareholders of Baozun[3] was RMB57.2 million (US$7.9 million), compared with RMB15.4 million for the same period of 2024.

●	Basic and diluted net loss attributable to ordinary shareholders of Baozun per American Depositary Share (“ADS[4]”) were both RMB1.09(US$0.15), compared with RMB1.10 for the same period of 2024.

●	Diluted non-GAAP net loss attributable to ordinary shareholders of Baozun per ADS[5] was RMB0.99 (US$0.14), compared with RMB0.25 for the same period of 2024.

Reconciliations of GAAP measures to non-GAAP measures presented above are included at the end of this results announcement.

Adjusted operating profits (losses) are included in the Segments data of Segment Information.

Business Highlights

Baozun e-Commerce, or “BEC”

BEC encompasses our China e-commerce businesses, including brand store operations, customer services, and value-added services in warehouse and logistics management, IT and digital marketing. During the first quarter of 2025, total revenue from BEC increased by 1.4% year-over-year, primarily driven by stronger sales in its distribution business model. BEC’s product sales grew by 7%, driven by growth categories in Home & Furniture, Alcohol and Health & Nutrition.

3 Non-GAAP net income (loss) attributable to ordinary financial measure, which is defined as net income (loss) attributable to ordinary shareholders of Baozun excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill and investments, other-thantemporary impairment of equity method investments, cancellation fees of repurchased ADSs, fair value loss on financial instruments, loss (gain) on disposal/acquisition of subsidiaries, and unrealized investment loss (gain).

4 Each ADS represents three Class A ordinary shares.

5 Diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS are non-GAAP financial measures, which are respectively defined as non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. divided by weighted average number of shares used in calculating diluted net income (loss) per ordinary share multiplied by three, respectively.

Omni-channel expansion remains a key theme for our brand partners. Notably, during this quarter, we achieved double-digit revenue growth on JD and Douyin, and triple-digit growth on RedNote for the quarter. By the end of the first quarter of 2025, approximately 47.7% of our brand partners engaged with us for store operations of at least two channels, compared to 42.8% at the end of same quarter of last year.

Baozun Brand Management, or “BBM”

The company launched the BBM business line in 2023, to leverage its leading portfolio of technologies in service of brands, fostering deeper and longer relationships to drive sustainable business growth in China.

BBM provides holistic brand management, encompassing strategic and tactical positioning, branding and marketing, retail and e-commerce operations, supply chain and logistics, and technology enablement. We aim to leverage our portfolio of technologies to build longer and deeper relationships with brands. Currently, our Brand Management business line includes the Gap and Hunter brands. During the first quarter of 2025, total revenue from BBM increased by 23.4% year-over-year, driven by strong performance of both Gap and Hunter brands. At the end of the first quarter of 2025, Gap and Hunter brands have 152 offline stores under our management.

First Quarter 2025 Financial Results

Total net revenues were RMB2,064.4 million (US$284.5 million), an increase of 4.3% from RMB1,979.8 million in the same quarter of last year. The increase in total net revenues was driven by revenue growth in the Company’s BBM business line.

Total product sales revenue was RMB809.3 million (US$111.5 million), an increase of 14.4% compared with RMB707.5 million in the same quarter of last year, of which,

●	Product sales revenue of E-Commerce was RMB423.2 million (US$58.3 million), an increase of 7.3% from RMB394.6 million in the same quarter of last year. The increase was primarily attributable to the introduction of high-quality new distribution businesses, particularly in the Home & Furnishing, Alcohol, and Health & Nutrition sectors.

The following table sets forth a breakdown of product sales revenues of E-Commerce by key categories 6 for the periods indicated:

	For the three months ended March 31,
	2024		2025
	RMB	% of Net Revenues	RMB	US$	% of Net Revenues	YoY Change

	(In millions, except for percentage)
Product Sales of E-Commerce
Appliances	190.7	10%	157.8	21.7	8%	-17%
Beauty and cosmetics	69.0	3%	70.5	9.7	3%	2%
Home and furnishing	20.1	1%	48.1	6.6	2%	139%
Others	114.8	6%	146.8	20.3	7%	28%
Total net revenues from product sales of E-Commerce	394.6	20%	423.2	58.3	20%	7%

●	Product sales revenue of Brand Management was RMB386.7 million (US$53.3 million), an increase of 23.6% from RMB312.9 million in the same quarter of last year. The increase was primarily driven by higher sales from the Gap brand, as the Company continued to optimize merchandising plans, channel and marketing initiatives to boost sales.

6 Key categories refer to the categories that accounted for no less than 10% of product sales of E-Commerce revenues during the periods indicated.

Services revenue was RMB1,255.1 million (US$173.0 million), a slight decrease of 1.4% from RMB 1,272.2 million in the same quarter of last year.

The following table sets forth a breakdown of services revenue by business models for the periods indicated:

	For the three months ended March 31,
	2024		2025
	RMB	% of Net Revenues	RMB	US$	% of Net Revenues	YoY Change

	(In millions, except for percentage)
Services revenue
Online store operations	366.6	19%	410.9	56.7	20%	12%
Warehousing and fulfillment	461.9	23%	442.4	61.0	22%	-4%
Digital marketing and IT solutions	462.2	23%	432.8	59.6	21%	-6%
Inter-segment eliminations[7]	(18.5)	-1%	(31.0)	(4.3)	-2%	68%
Total net revenues from services	1,272.2	64%	1,255.1	173.0	61%	-1%

Breakdown of total net revenues of online store operations of services revenue by key categories 8 for the periods indicated:

	For the three months ended March 31,
	2024		2025
	RMB	% of Net Revenues	RMB	US$	% of Net Revenues	YoY Change

	(In millions, except for percentage)
Online store operations in Services revenue
Apparel and accessories	277.2	14%	328.0	45.3	16%	18%
Luxury	96.4	5%	104.4	14.4	5%	8%
Sportswear	111.7	6%	114.3	15.8	6%	2%
Other apparel	69.1	3%	109.3	15.1	5%	58%
Others	89.4	4%	82.9	11.4	4%	-7%
Inter-segment eliminations[9]	(8.1)	0%	(9.8)	(1.4)	0%	21%
Total net revenues from online store operations in services	358.5	18%	401.1	55.3	20%	12%

Total operating expenses were RMB2,148.4 million (US$296.0 million), compared with RMB2,034.6 million in the same quarter of last year.

●	Cost of products was RMB547.2 million (US$75.4 million), compared with RMB487.1 million in the same quarter of last year. The increase was primarily due to an increase in product sales volume.

●	Fulfillment expenses were RMB524.5 million (US$72.3 million), compared with RMB546.4 million in the same quarter of last year. The decrease was primarily due to a decline in E-commerce warehouse and logistics revenue, along with savings in Gap logistics expenses.

7 The inter-segment eliminations mainly consist of revenues from online store operations, warehousing and fulfillment, and digital marketing and IT services provided by E-Commerce to Gap, a brand under Brand Management.

8 Key categories refer to the categories that accounted for no less than 10% of services revenue during the periods indicated.

9 The inter-segment eliminations mainly consist of revenues from store operation services provided by E-Commerce to Gap, a brand under Brand Management.

●	Sales and marketing expenses were RMB800.4 million (US$110.3 million), compared with RMB694.0 million in the same quarter of last year. The increase was mainly due to incremental operating expenses for Zhejiang Location Information Technology Co., Ltd. (“Location”), a Douyin partner the Company acquired in the second quarter of 2024, as well as higher marketing activities and expenses associated with the expansion of offline stores for BBM during the quarter.

●	Technology and content expenses were RMB116.5 million (US$16.1 million), compared with RMB133.2 million in the same quarter of last year. The decrease was mainly due to the fact that the company continued to implement cost control and efficiency improvement initiatives, along with technology and content expenses management.

●	General and administrative expenses were RMB170.5 million (US$23.5 million), a decrease of 4.8% compared with RMB179.1 million in the same quarter of last year. The decrease was primarily due to the Company’s cost control initiatives and efficiency improvements.

Loss from operations was RMB84.0 million (US$11.6 million), compared with RMB54.8 million in the same quarter of last year. The operating margin was negative 4.1%, compared with a negative 2.8% in the same quarter of last year.

Non-GAAP loss from operations was RMB66.9 million (US$9.2 million), compared with RMB17.5 million in the same quarter of last year. Non-GAAP operating margin was negative 3.2%, compared with negative 0.9% in the same quarter of last year.

●        Adjusted operating profit of E-Commerce was RMB45.8 million (US$6.3 million), compared with RMB11.8 million in the same quarter of last year.

●        Adjusted operating loss of Brand Management was RMB21.1 million (US$2.9 million), an improvement of 28.1% compared with RMB29.3 million in the same quarter of last year.

Unrealized investment gain was RMB12.4 million (US$1.7 million), compared with unrealized investment loss of RMB17.0 million in the same quarter of last year. The unrealized investment gain of this quarter was primarily due to the increase in the trading price of publicly listed companies we invest in.

Fair value change on financial instruments was a loss of RMB13.6 million (US$1.9 million), compared with nil in the same quarter of last year. The fair value change on financial instruments is mainly comprised the loss recognized from the financial instruments the Company invested in during the second quarter of 2024.

Exchange gain was RMB8.2 million (US$1.1 million), due to exchange rate fluctuation in the quarter ended March 31, 2025, compared to exchange loss of RMB0.2 million in the same quarter last year.

Net loss attributable to ordinary shareholders of Baozun was RMB63.1 million (US$8.7 million), compared with net loss attributable to ordinary shareholders of Baozun RMB66.6 million in the same quarter of last year.

Basic and diluted net loss attributable to ordinary shareholders of Baozun per ADS were both RMB1.09 (US$0.15), compared with both RMB1.10 for the same period of 2024.

Non-GAAP net loss attributable to ordinary shareholders of Baozun Inc. was RMB57.2 million (US$7.9 million), compared with RMB15.4 million in the same quarter of last year.

Diluted non-GAAP net loss attributable to ordinary shareholders of Baozun per ADS was RMB0.99 (US$0.14), compared with RMB0.25 for the same period of 2024.

Segment Information

(a)	Description of segments

The Group has two operating segments, which are (i) E-Commerce and (ii) Brand Management;

The following summary describes the operations in each of the Group’s operating segment:

(i)	E-Commerce focuses on Baozun traditional e-commerce service business and comprises two business lines, BEC (Baozun E-Commerce) and BZI (Baozun International).

a>	BEC includes our mainland China e-commerce businesses, such as brands’ store operations, customer services and value-added services in logistics and supply chain management, IT and digital marketing.

b>	BZI includes our e-commerce businesses outside of mainland China, including locations such as Hong Kong, Macau, Taiwan, South East Asia and Europe.

(ii)	Brand Management engages in holistic brand management, encompassing strategic and tactical positioning, branding and marketing, retail and e-commerce operations, supply chain and logistics and technology enablement to leverage our portfolio of technologies to build into longer and deeper relationships with brands. Currently, the Company runs brand management operations for the Gap and Hunter brands in Greater China.

(b)	Segments data

The table below provides a summary of the Group’s reportable segment results for the three months ended March 31, 2024 and 2025:

	For the three months ended March 31,
	2024	2025
	RMB	RMB
Net revenues:
E-Commerce	1,684,276	1,708,666
Brand Management	313,988	387,359
Inter-segment eliminations *	(18,494)	(31,665)
Total consolidated net revenues	1,979,770	2,064,360

Adjusted Operating Profits (Losses) **:
E-Commerce	11,758	(45,828)
Brand Management	(29,303)	(21,068)
Inter-segment eliminations *	-	(15)
Total Adjusted Operating Losses	(17,545)	(66,911)
Unallocated expenses:
Share-based compensation expenses	(29,324)	(9,178)
Amortization of intangible assets resulting from business acquisition	(7,911)	(7,901)
Total other (expenses) income, net	(8,236)	5,814
Loss before income tax and share of loss in equity method investment	(63,016)	(78,176)

*The inter-segment eliminations mainly consist of revenues from services provided by E-Commerce to Brand Management.

** Adjusted Operating (Losses) Profits represent segment (losses) profits, which is (loss) income from operations from each segment without allocating share-based compensation expenses and amortization of intangible assets resulting from business acquisition.

Conference Call

The Company will host a conference call to discuss the earnings at 7:30 a.m. Eastern Time on Wednesday, May 21, 2025 (7:30 p.m. Beijing time on the same day).

Dial-in details for the earnings conference call are as follows:

United States:	1-888-317-6003
Hong Kong:	800-963-976
Singapore:	800-120-5863
Mainland China:	4001-206-115
International:	1-412-317-6061
Passcode:	9469014

A replay of the conference call may be accessible through May 28, 2025 by dialing the following numbers:

United States:	1-877-344-7529
International:	1-412-317-0088
Canada:	855-669-9658
Replay Access Code:	6845694

A live webcast of the conference call will be available on the Investor Relations section of Baozun’s website at http://ir.baozun.com. An archived webcast will be available through the same link following the call.

Use of Non-GAAP Financial Measures

The Company also uses certain non-GAAP financial measures in evaluating its business. For example, the Company uses non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net margin, non-GAAP net income (loss) attributable to ordinary shareholders of Baozun and diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS, as supplemental measures to review and assess its financial and operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

The Company defines non-GAAP income (loss) from operations as income (loss) from operations excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill and cancelation fees of repurchased. The Company defines non-GAAP net income (loss) as net (loss) income excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill and investments, other-than-temporary impairment of equity method investments, cancellation fees of repurchased ADSs, fair value loss on financial instruments, loss (gain) on disposal/acquisition of subsidiaries, and unrealized investment loss (gain). The Company defines non-GAAP net income (loss) attributable to ordinary shareholders of Baozun as net income (loss) attributable to ordinary shareholders of Baozun excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill and investments, other-than-temporary impairment of equity method investments, cancellation fees of repurchased ADSs, fair value loss on financial instruments, loss (gain) on disposal/acquisition of subsidiaries, and unrealized investment loss (gain). The Company defines diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS as non-GAAP net income (loss) attributable to ordinary shareholders of Baozun divided by weighted average number of shares used in calculating net income (loss) per ordinary share multiplied by three.

The Company presents the non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s financial and operating performance and formulate business plans. Non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun and Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS reflect the Company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons. The Company believes that the use of the non-GAAP financial measures facilitates investors to understand and evaluate the Company’s current operating performance and future pros pects in the same manner as management does, if they so choose. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gain/loss and other items that are not expected to result in future cash payments or that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun, and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS is that they do not reflect all items of income and expense that affect the Company’s operations. Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, potentially limiting the comparability of their financial results to the Company’s. In light of the foregoing limitations, the non-GAAP income (loss) from operations, non-GAAP operating margin, non-GAAP net income (loss), non-GAAP net margin, non-GAAP net income (loss) attributable to ordinary shareholders of Baozun and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS for the period should not be considered in isolation from or as an alternative to income (loss) from operations, operating margin, net income (loss), net margin, net income (loss) attributable to ordinary shareholders of Baozun and net income (loss) attributable to ordinary shareholders of Baozun per ADS, or other financial measures prepared in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. The Company encourages you to review the Company’s financial information in its entirety and not rely on a single financial measure. For reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliations of GAAP and Non-GAAP Results.”

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continues,” “ongoing,” “targets,” “guidance,” “going forward,” “looking forward,” “outlook” or other similar expressions. Statements that are not historical facts, including but not limited to statements about Baozun’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to Baozun’s filings with the United States Securities and Exchange Commission and its announcements, notices or other documents published on the website of The Stock Exchange of Hong Kong Limited. All information provided in this announcement is as of the date hereof and is based on assumptions that Baozun believes to be reasonable as of this date, and Baozun undertakes no obligation to update such information, except as required under applicable law.

About Baozun Inc.

Founded in 2007, Baozun Inc. is a leader in brand e-commerce service, brand management, and digital commerce service. It serves approximately 490 brands from various industries and sectors around the world, including East and Southeast Asia, Europe and North America as of December 31, 2024.

Baozun Inc. comprises three major business lines – Baozun e-Commerce (BEC), Baozun Brand Management (BBM) and Baozun International (BZI) and is committed to accelerating high-quality and sustainable growth. Driven by the principle that “Technology Empowers the Future Success”, Baozun’s business lines are devoted to empowering their clients’ business and navigating their new phase of development.

For more information, please visit http://ir.baozun.com.

For investor and media inquiries, please contact:

Baozun Inc.

Ms. Wendy Sun

Email: ir@baozun.com

Baozun Inc.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)
	As of
	December 31, 2024	March 31, 2025	March 31, 2025
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	1,289,323	1,115,967	153,783
Restricted cash	354,991	300,272	41,379
Short-term investments	1,271,618	1,104,329	152,181
Accounts receivable, net	2,033,778	2,011,388	277,177
Inventories	1,117,439	1,137,037	156,688
Advances to suppliers	404,353	396,328	54,615
Derivative financial assets	11,557	5,553	765
Prepayments and other current assets	724,091	649,681	89,528
Amounts due from related parties	7,021	7,612	1,049
Total current assets	7,214,171	6,728,167	927,165

Non-current assets
Long-term debt investment (including RMB73,403 of the investments measured at fair value of March 31,2025)	-	87,924	12,116
Long-term equity investments	341,687	343,132	47,285
Property and equipment, net	822,229	795,787	109,662
Intangible assets, net	357,307	344,847	47,521
Land use right, net	37,438	37,182	5,124
Operating lease right-of-use assets	767,376	728,845	100,438
Goodwill	362,399	362,399	49,940
Other non-current assets	69,886	57,334	7,901
Deferred tax assets	234,508	233,542	32,183
Total non-current assets	2,992,830	2,990,992	412,170
Total assets	10,207,001	9,719,159	1,339,335

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term loan	1,220,957	1,529,515	210,773
Accounts payable	620,679	408,112	56,239
Notes payable	461,179	84,501	11,645
Income tax payables	26,559	-	-
Accrued expenses and other current liabilities	1,169,547	1,114,367	153,560
Derivative liabilities	130	144	20
Amounts due to related parties	5,369	2,407	331
Current operating lease liabilities	243,137	249,156	34,335
Total current liabilities	3,747,557	3,388,202	466,903

Non-current liabilities
Deferred tax liabilities	32,783	30,980	4,269
Long-term operating lease liabilities	597,805	554,314	76,387
Other non-current liabilities	48,277	45,731	6,302
Total non-current liabilities	678,865	631,025	86,958
Total liabilities	4,426,422	4,019,227	553,861

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of
	December 31, 2024	March 31, 2025	March 31, 2025
	RMB	RMB	US$
Redeemable non-controlling interests	1,670,379	1,673,291	230,586

Baozun Inc. shareholders’ equity:
Class A ordinary shares (US$0.0001 par value; 470,000,000 shares authorized,175,668,586 and 175,744,636 shares issued, 161,337,586 and 159,942,208 shares outstanding, as of December 31, 2024, and March 31, 2025, respectively)	95	95	13
Class B ordinary shares (US$0.0001 par value; 30,000,000 shares authorized, 13,300,738 shares issued and outstanding as of December 31, 2024, and March 31, 2025)	8	8	1
Additional paid-in capital	4,646,631	4,652,602	641,146
Treasury shares (14,331,000 and 15,802,428.00 shares as of December 31, 2024, and March 31, 2025, respectively)	(95,502)	(105,719)	(14,568)
Accumulated deficit	(691,785)	(754,865)	(104,021)
Accumulated other comprehensive income	54,575	47,229	6,508

Total Baozun Inc. shareholders’ equity	3,914,022	3,839,350	529,079

Non-controlling interests	196,178	187,291	25,809

Total Shareholders’ equity	4,110,200	4,026,641	554,888

Total liabilities, redeemable non-controlling interests and shareholders’ equity	10,207,001	9,719,159	1,339,335

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data and per ADS data)

	For the three months ended December 31,
	2024	2025
	RMB	RMB	US$
Net revenues
Product sales (1)	707,524	809,295	111,524
Services	1,272,246	1,255,065	172,953
Total net revenues	1,979,770	2,064,360	284,477

Operating expenses (2)
Cost of products	(487,111)	(547,178)	(75,403)
Fulfillment (3)	(546,391)	(524,525)	(72,281)
Sales and marketing (3)	(694,043)	(800,351)	(110,291)
Technology and content (3)	(133,187)	(116,475)	(16,051)
General and administrative (3)	(179,087)	(170,485)	(23,493)
Other operating income, net	5,269	10,664	1,470
Total operating expenses	(2,034,550)	(2,148,350)	(296,049)
Loss from operations	(54,780)	(83,990)	(11,572)
Other income (expenses)
Interest income	19,174	11,357	1,565
Interest expense	(10,205)	(12,528)	(1,726)
Unrealized investment (loss) gain	(17,025)	12,411	1,710
Fair value change on financial instruments (4)	-	(13,590)	(1,873)
Exchange (loss) gain	(180)	8,164	1,125
Loss before income tax	(63,016)	(78,176)	(10,771)
Income tax expense (income) (5)	(7,102)	6,412	884
Share of income (loss) in equity method investment, net of tax of nil	4,826	(504)	(69)
Net loss	(65,292)	(72,268)	(9,956)
Net loss attributable to noncontrolling interests	4,188	8,887	1,225
Net (income) loss attributable to redeemable noncontrolling interests	(5,533)	301	41
Net loss attributable to ordinary shareholders of Baozun Inc.	(66,637)	(63,080)	(8,690)

Net loss per share attributable to ordinary shareholders of Baozun Inc.:
Basic	(0.37)	(0.36)	(0.05)
Diluted	(0.37)	(0.36)	(0.05)
Net loss per ADS attributable to ordinary shareholders of Baozun Inc.:
Basic	(1.10)	(1.09)	(0.15)
Diluted	(1.10)	(1.09)	(0.15)
Weighted average shares used in calculating net loss per ordinary share
Basic	181,634,752	173,353,270	173,353,270
Diluted	181,634,752	173,353,270	173,353,270

Net loss	(65,292)	(72,268)	(9,956)
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustment	11,636	(7,344)	(1,012)
Comprehensive loss	(53,656)	(79,612)	(10,968)

(1)	These amounts include product sales from E-Commerce and Brand Management of RMB423.2 million and RMB 386.7 million for the three months period ended March 31, 2025, respectively, compared with product sales from E-Commerce of RMB394.6 million and Brand Management of RMB312.9 million for the three months period ended March 31, 2024.

(2)	Share-based compensation expenses are allocated in operating expenses items as follows:

	For the three months ended March 31,
	2024	2025
	RMB	RMB	US$
Fulfillment	2,062	377	52
Sales and marketing	10,009	1,676	231
Technology and content	4,292	499	69
General and administrative	12,961	6,626	913
	29,324	9,178	1,265

(3)	These amounts include amortization of intangible assets resulting from business acquisition, which amounted to RMB7.9 million and RMB7.9 million for the three months period ended March 31, 2024 and 2025, respectively.

(4)	These amounts include RMB7.7 million fair value loss on financial instruments in relation to the previous year’s business acquisition for the three months period ended March 31, 2025.

(5)	These amounts include income tax benefits of RMB1.5 million and RMB1.8 million related to the reversal of deferred tax liabilities, which was recognized on business acquisition for the three months period ended March 31, 2024 and 2025, respectively.

Baozun Inc.

Reconciliations of GAAP and Non-GAAP Results

(in thousands, except for share and per ADS data)

	For the three months ended March 31,
	2024	2025
	RMB	RMB	US$
Loss from operations	(54,780)	(83,990)	(11,572)
Add: Share-based compensation expenses	29,324	9,178	1,265
Amortization of intangible assets resulting from business acquisition	7,911	7,901	1,089
Non-GAAP loss from operations	(17,545)	(66,911)	(9,218)

Net loss	(65,292)	(72,268)	(9,956)
Add: Share-based compensation expenses	29,324	9,178	1,265
Amortization of intangible assets resulting from business acquisition	7,911	7,901	1,089
Fair value loss on financial instruments	—	7,654	1,055
Unrealized investment loss (gain)	17,025	(12,411)	(1,710)
Less: Tax effect of amortization of intangible assets resulting from business acquisition(1)	(1,507)	(1,802)	(248)
Non-GAAP net loss	(12,539)	(61,748)	(8,505)

Net loss attributable to ordinary shareholders of Baozun Inc.	(66,637)	(63,080)	(8,690)
Add: Share-based compensation expenses	29,324	9,178	1,265
Amortization of intangible assets resulting from business acquisition	5,991	5,528	762
Fair value loss on financial instruments	—	4,822	664
Unrealized investment loss (gain)	17,025	(12,411)	(1,710)
Less: Tax effect of amortization of intangible assets resulting from business acquisition(1)	(1,127)	(1,209)	(167)
Non-GAAP net loss attributable to ordinary shareholders of Baozun Inc.	(15,424)	(57,172)	(7,876)

Diluted non-GAAP net loss attributable to ordinary shareholders of Baozun Inc. per ADS:	(0.25)	(0.99)	(0.14)

Weighted average shares used in calculating diluted net loss per ordinary share	181,634,752	173,353,270	173,353,270

(1)	The Company evaluated the non-GAAP adjustments items and concluded that these items have immaterial income tax effects except for amortization of intangible assets resulting from business acquisition.